January 17, 2020

David Cote
Chief Executive Officer
GS Acquisition Holdings Corp
200 West Street
New York, NY 10282

       Re: GS Acquisition Holdings Corp
           Preliminary Proxy Statement on Schedule 14A
           Filed December 10, 2019
           File No. 001-38518

Dear Mr. Cote:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing